Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial
Results for the First Quarter of 2019

-Teleconference to be Held on Thursday, June 27, 2019 at 9:00 am EDT–

BEIJING, June 26, 2019 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2019 ended March 31, 2019.

Highlights

•	Net sales during the first quarter ended March 31, 2019 were RMB81.1 million (US$12.1 million), compared to RMB76.9 million, during the same period in 2018, representing an increase of RMB4.2 million or 5.5%.
•	Sales of specialty films were RMB32.2 million (US$4.8 million) or 39.7% of our total revenues as compared to RMB32.9 million or 42.8% in the same period of 2018.
•	Our gross profit was RMB12.4 million (US$1.8 million) for the first quarter ended March 31, 2019, representing a gross margin of 15.3%, as compared to a gross margin of 12.3% for the same period in 2018.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “While we continue to face headwinds due to oversupply in the marketplace, we are encouraged by continued positive trends in overall sales, sales of specialty films and improvement in gross margin. We believe our commitment to innovation and R&D has expanded the end-user applications of our films that will enable the Company to capitalize on new opportunities despite challenging industry and economic conditions.”

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First Quarter 2019 Results

Net sales during the first quarter ended March 31, 2019 were RMB81.1 million (US$12.1 million), compared to RMB76.9 million, during the same period in 2018, representing an increase of RMB4.2 million or 5.5%, mainly due to the increased sales price.

In the first quarter of 2019, sales of specialty films were RMB32.2 million (US$4.8 million) or 39.7% of our total revenues as compared to RMB32.9 million or 42.8% in the same period of 2018. The decrease was mainly due to decreased sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2019		% of Total	Three-Month Period Ended March 31, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	31,529	4,697	38.9%	30,852	40.2%
Printing film	12,219	1,821	15.1%	5,868	7.6%
Metallization film	676	101	0.8%	1,174	1.5%
Specialty film	32,196	4,797	39.7%	32,947	42.8%
Base film for other application	4,454	664	5.5%	6,086	7.9%

	81,074	12,080	100.0%	76,927	100.0%

Overseas sales were RMB16.2 million or US$2.4 million, or 20.0% of total revenues, compared with RMB11.0 million or 14.3% of total revenues in the first quarter of 2018, representing an increase of RMB5.2 million or 47.3%. Higher sales volume resulted in an increase of RMB4.2 million in overseas sales, and increases in sale prices led to an increase of RMB1.0 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2019		% of Total	Three-Month Period Ended March 31, 2018	% of Total
	RMB	US$		RMB
Sales in China	64,854	9,663	80.0%	65,928	85.7%
Sales in other countries	16,220	2,417	20.0%	10,999	14.3%

	81,074	12,080	100.0%	76,927	100.0%

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Our gross profit was RMB12.4 million (US$1.8 million) for the first quarter ended March 31, 2019, representing a gross margin of 15.3%, as compared to a gross margin of 12.3% for the same period in 2018. Correspondingly, gross margin rate increased by 3.0 percentage points compared to the same period in 2018. Our average product sales prices increased by 3.8% compared to the same period in 2018 while our average cost of goods sold increased by 0.3% compared to the same period in 2018. Consequently, the increase in average product sales prices was significantly higher than that in the average cost of goods sold during the first quarter ended March 31, 2019, which contributed to the increase in our gross margin compared with the same period in 2018.

Operating expenses for the first quarter ended March 31, 2019 were RMB13.5 million (US$2.0 million), which was RMB2.3 million, or 14.6% lower than the same period in 2018. This decrease was mainly due to the decreased allowance for doubtful accounts receivable and increased expense in R&D.

Net loss attributable to the Company during the first quarter ended March 31, 2019 was RMB3.4 million (US$0.5 million) compared to net loss attributable to the Company of RMB8.2 million during the same period in 2018.

Basic and diluted net loss per share was RMB1.03 (US$0.15) and RMB2.51 for the three-month period ended March 31, 2019 and 2018, respectively.

Total shareholders’ equity was RMB193.5 million or US$28.8 million as of March 31, 2019, compared with RMB196.8 million as of December 31, 2018.

As of March 31, 2019, the Company had 3,265,837 basic and diluted ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Thursday, June 27, 2019, at 9:00 a.m. ET / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 49575. The replay will be available until July 27, 2019, at 9:00 a.m. ET.

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About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain main importing countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of RMB exchange rate, the reduction in demand for the Company's products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company's financial performance, uncertainty as to the future profitability, uncertainty as to the Company's ability to successfully operate its third BOPET production line, uncertainty as to the Company's ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company's business operation including possible overlap of our BOPET products, uncertainty around completion of transactions contemplated by the Securities Purchase Agreement and the Shares Transfer Agreement (as described herein) entered into between the Company and Gold Glory Blockchain Inc., customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

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For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2019		December 31, 2018
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	30,282	4,512	8,908
Restricted cash	25,790	3,843	38,000
Accounts and bills receivable, net	27,036	4,028	22,627
Inventories	25,488	3,798	24,675
Advance to suppliers	2,759	411	5,694
Prepayments and other receivables	1,056	157	1,068
Deferred tax assets - current	1,152	172	1,195
Total current assets	113,563	16,921	102,167

Plant, properties and equipment, net	320,653	47,779	331,168
Construction in progress	21	3	366
Lease prepayments, net	16,162	2,408	16,296
Advance to suppliers - long term, net	1,542	230	1,542
Deferred tax assets - non current	3,108	463	3,143

Total assets	455,049	67,804	454,682

Current liabilities
Short-term borrowings	64,950	9,678	64,950
Due to related parties	115,827	17,259	114,692
Accounts payables	20,162	3,004	20,750
Notes payable	51,580	7,686	48,000
Advance from customers	1,159	173	1,859
	5,448	812	5,072
Total current liabilities	259,126	38,612	255,323

Deferred tax liabilities	2,467	368	2,528

Total liabilities	261,593	38,980	257,851

Equity
Shareholders’ equity
Registered capital(of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,985	13,323
Additional paid-in capital	311,907	46,476	311,907
Statutory reserve	37,441	5,579	37,441
Accumulated deficit	(170,054)	(25,339)	(166,680)
Cumulative translation adjustment	839	123	840
Total shareholders’ equity	193,456	28,824	196,831
Total equity	193,456	28,824	196,831
Total liabilities and equity	455,049	67,804	454,682

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2019		2018
	RMB	US$	RMB
Net sales	81,074	12,080	76,927
Cost of sales	68,670	10,232	67,436

Gross Profit	12,404	1,848	9,491

Operating expenses
Selling expenses	2,964	442	2,970
Administrative expenses	10,577	1,576	12,876
Total operating expenses	13,541	2,018	15,846

Operating loss	(1,137)	(170)	(6,355)

Other income (expense)
- Interest income	213	32	374
- Interest expense	(2,191)	(326)	(2,201)
- Others (expense) income, net	(242)	(36)	(237)

Total other expense	(2,220)	(330)	(2,064)

Loss before provision for income taxes	(3,357)	(500)	(8,419)

Income tax benefit	(17)	(3)	210

Net loss	(3,374)	(503)	(8,209)

Net loss attributable to non-controlling interests	-	-	-
Net loss attributable to the Company	(3,374)	(503)	(8,209)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-
- Foreign currency translation adjustments attributable to the Company	(1)	-	(2,041)

Comprehensive loss attributable to non-controlling interest	-	-	-
Comprehensive loss attributable to the Company	(3,375)	(503)	(10,250)

Loss per share, Basic and diluted	(1.03)	(0.15)	(2.51)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2019		2018
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(3,374)	(503)	(8,209)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	12,044	1,795	11,155
- Amortization of intangible assets	133	20	134
- Deferred income taxes	18	3	(212)
- Bad debt expense	(286)	(43)	1,251
-Inventory provision	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(4,123)	(614)	(5,273)
- Inventories	(814)	(121)	1,768
- Advance to suppliers	2,935	437	(1,261)
- Prepaid expenses and other current assets	13	2	89
- Accounts payable	(589)	(87)	3,111
- Accrued expenses and other payables	(136)	(20)	(71)
- Advance from customers	(700)	(104)	27
- Tax payable	512	76	1,516

Net cash provided by operating activities	5,633	841	4,025

Cash flow from investing activities
Purchases of property, plant and equipment	(1,529)	(228)	(74)
Restricted cash related to trade finance	-	-	-
Advanced to suppliers - non current	-	-	-
Amount change in construction in progress	345	51	(114)

Net cash provided by investing activities	(1,184)	(177)	(188)

Cash flow from financing activities
Proceeds from related party	1,136	169	5,004
Payment of capital lease obligation	-	-	-
Change in notes payable	3,580	533	(62,900)

Net cash used in financing activities	4,716	702	(57,896)

Effect of foreign exchange rate changes	(1)	166	(2,070)

Net decrease in cash and cash equivalent	9,164	1,532	(56,129)

Cash and cash equivalent
At beginning of period/year	46,908	6,823	69,464
At end of period/year	56,072	8,355	13,335

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,191	326	2,201
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	150	1,257

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